EXHIBIT 21

Subsidiaries Listing as of December 31, 2015

The following list details certain of the subsidiaries of Ashford Inc. Subsidiaries not included in the list are omitted because, in the aggregate, they are insignificant as defined by Item 601(b)(21) of Regulation S-K.

Subsidiary
AIM General Partner, LLC
Ashford Investment Management, LLC
AIM Management Holdco, LLC
AIM Performance Holdco, LP
AIM Real Estate Hedged Equity (Cayman ) Fund, Ltd.
AIM Real Estate Hedged Equity Master Fund, LP
AIM Real Estate Hedged Equity (U.S.) Fund, LP
AIM REHE Funds GP, LP
Ashford Hospitality Advisors LLC
Ashford Hospitality Select, Inc.
Ashford Hospitality Select Limited Partnership
Ashford, Inc.
Ashford Lending Corporation
Ashford Select OP General Partner LLC
Ashford Select LP General Partner LLC
Ashford Select TRS Corporation
AINC Kalibri Holdco LLC